

Yoshitomo Nara
(b. 1959)

Sec.gov

Initial Offering	$1,472,000
Painting	Mumps (1993)
Dimensions	43 x 43
Progress	27%

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Attractive Price Point on this Style

Similar paintings have most recently sold for prices above our offering size, including $1.6M in 2018, $1.64M in 2020, and $1.51M in 2024.


Wisdom Tooth Fever
43 x 47 in.
Sale Price (2020)
$1,645,753


Mumps
43 x 43 in.
Offering Size
$1,475,000

"Asia's Most Valuable Contemporary Artist"

Nara has been dubbed "Asia's most valuable contemporary artist" by Artplus. He's totaled $400M in turnover since 2020, with much of it coming in Asian markets.



Asia's most Valuable Contemporary artist
artplus.ph

Top-Selling Living Contemporary Artist

In 2024, Nara totaled $61 million in auction turnover, making him the most expensive living artist in that cohort (artists born '45 to '74). He's tracking to retain this position in 2025.


Sotheby's

91% Frequency of Appreciation

When a work by Yoshitomo Nara is bought and resold at auction, it has appreciated in value 91% of the time.

1. Yoshitomo Nara	**91%**
2. Joan Mitchell	90%
3. Keith Haring	89%
4. Pablo Picasso	87%
5. Jeff Koons	67%

Sharpe Ratio

View Yoshitomo Nara's Sharpe Ratio compared to the S&P 500 (2003-2024)

Yoshitomo Nara	S&P 500
1.23	**0.65**

Nara x Stella McCartney

Nara designed Stella McCartney's highly acclaimed 2021 and 2023 lines.



Investment Thesis

Important Disclosure ⓘ

Famous Record-Setting Subject: This painting features Nara's famous cartoonlike child subjects. This motif appears in every single one of his top record prices, with differences in scale and period.

Attractive Recent Sales: Our Nara is available for $1.47M. Similar paintings have sold for higher prices than our offering size since 2018. The last three similar works have sold for $1.5M, $1.65M, and $1.6M, respectively.

Consistent Appreciation: Nara works have historically appreciated 91% of the time they've returned to auction. 79 repeat sales, from '03-'25.

Unique Market Position: Nara sells the majority of his work in Hong Kong, over $400 million since 2000, giving him unique access to this key market in the global art economy.

Commercial Collabs: Nara has collaborated with luxury designer Stella McCartney on two separate occasions, contributing designs to McCartney's runway shows, apparel, and accessories. The collections were a hit, and pieces frequently sold out.

"Asia's Most Expensive Contemporary Artist": In 2023, the Chinese art market became the second largest in the world, second only to the US. Nara's dominance in the region has made him "Asia's most expensive contemporary artist."

Top-Selling Contemporary Artist: Yoshitomo Nara was the second-highest-selling contemporary artist at auction in 2024, second only to Jean-Michel Basquiat. This is his third year in a row in the position.

Outpaces traditional assets: Nara's Sharpe Ratio is 1.22 ('03-'25), while the S&P is .64, Bonds are .34, and Real Estate is .38 over the same time period.

Dual Powerhouse Gallery Rep: Nara is now co-represented by Pace and David Zwirner, two global mega-galleries with considerable influence and reach.

Major International Retrospective: In 2024, Nara opened a massive retrospective exhibition at the Guggenheim Bilbao, which will travel to museums in Germany and London this year. (A Masterworks painting was included in this exhibition, requested by Nara himself!)